Exhibit 99.1

Investor Relations:

Thank you, Operator, and thank you all for joining us on short notice this morning as we discuss Extreme Networks’ entry into a definitive agreement to acquire Aerohive Networks. I’m Stan Kovler, Executive Director, Investor Relations and Strategic Development. With me today are Extreme Network’s President & CEO, Ed Meyercord, CFO, Rémi Thomas and Aerohive’s President and CEO David Flynn. We just distributed a press release detailing the announcement and the 8-K is forthcoming. For your convenience, a copy of the press release and a presentation regarding this announcement are both available in the Investor Relations section of our website at extremenetworks.com.

I would like to remind you that during today’s call, our discussion may include forward-looking statements about Extreme Network’s future business and financial results, products, operations, pricing, and digital transformation initiatives. We caution you not to put undue reliance on these forward-looking statements, as they involve risks and uncertainties that can cause actual results to differ materially from those anticipated by these statements, as described in our “Risk Factors” in our reports filed with the SEC. Any forward-looking statements made on this call reflect our analysis as of today and we have no plans or duty to update them except as required by law.

Now, I will turn the call over to Extreme’s President and CEO, Ed Meyercord.

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CEO:

Thank you Stan and thank you all for joining us this morning. We really appreciate having Aerohive’s CEO Dave Flynn on our call this morning as well. Dave and the Aerohive team have been working really hard and working well with our teams to bring this deal to fruition.

I am very pleased to announce that Extreme has entered into a definitive agreement to acquire Aerohive Networks, a pioneer in cloud-managed networking, at a price of $4.45 per share in cash, representing an aggregate purchase price of approximately $272 million, representing a total enterprise value of approximately $210 million. This acquisition will enhance Extreme’s technology leadership in cloud-managed WiFi with advanced artificial intelligence and machine learning capabilities, and establishes a proven and mature Cloud Services Platform for Extreme’s customers.

We are targeting to complete the deal in our FQ1’20 and expect the deal to be accretive to Non-GAAP earnings starting in FY20. The acquisition accelerates Extreme’s path to >60% gross margins and 15% operating margins, on a non-GAAP basis, using an exit run-rate for FY20.

On a pro-forma basis, this combination creates the #3 Enterprise WLAN vendor as of the end of CY18 using our combined market share data, as measured by Dell’Oro Group. Aerohive was also recently named the #2 vendor of Cloud-managed networking equipment in terms of revenue by IHS Markit.

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We also wanted to reiterate that we are confident in our fiscal fourth quarter 2019 guidance and continue to see strong wins in the market across our product portfolio, in cross-selling opportunities and targeted industry verticals in all of our geographies, along with improved linearity.

Taking a step back, this is an exciting next step on the journey Extreme has been on over the past 5 years. First, when this current management team took over the company we focused on right sizing the business and refocusing on Enterprise Networking. We focused on differentiating with on our single pane of glass management, customer intimacy and #1 rated customer support. Since then we’ve scaled our business to ~$1B in revenue and substantially expanded the breadth of our portfolio to offer wired and wireless and data center networking through the value Acquisitions of Zebra’s WLAN, Avaya’s campus fabric, and Brocade’s data center. We have significantly improved our gross margins and invested in our own digital transformation during FY19 to drive automation of internal processes, instituted an operating system focus on place in network use cases, standardized distribution and channel, verticalized our GTM and stratified our product portfolio—which is undergoing a major refresh cycle.

Now we are advancing our strategy to transition our business and portfolio to sustainable, SaaS-like subscription-oriented Cloud Based solutions and change the mix of our revenue to a more recurring basis. We see pent up demand from our customers for a cloud-native management platform that goes toe to toe with any cloud.

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Aerohive was among the first companies to offer controller-less Wi-Fi and cloud management, including cloud-managed Wi-Fi and network access control. Aerohive recently delivered the industry’s first Wi-Fi 6 and pluggable enterprise Wi-Fi access points. The company has a global footprint of 30,000 cloud wireless LAN customers.

We will be expanding our base of approximately 6,000 channel partners with 5,600 Aerohive partners, most of which are complementary. We also have meaningful cross sell opportunities in verticals Extreme doesn’t participate fully in, such as retail banking, quick service restaurants, long-term care, and of course Education.

This acquisition will bring new automation and intelligence capabilities to Extreme’s Elements portfolio. It will expand Extreme’s technology leadership in Wi-Fi and NAC, adding cloud-managed Wi-Fi and NAC solutions to complement our on-premise Wi-Fi and NAC technology, driving Extreme deeper into key verticals and presenting numerous opportunities for cross-sell and up-sell within the combined portfolios.

I now want to turn the call over to Aerohive’s CEO Dave Flynn to make a few remarks.

Dave Flynn:

Thanks Ed. I am pleased to be here with Extreme to announce this transaction. First off excluding any potential impact of today’s announcement I want to note that we expect to achieve our June quarter revenue and non-GAAP EPS guidance provided on our last earnings conference call.

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Now turning to the transaction: I view Aerohive as an innovation leader in cloud management and wireless. To that point, we released a number of major new products in the last 18 months, including A3, our standalone security offering; our new SD-WAN cloud-managed branch routing solution, Atom, the industry’s first enterprise Pluggable Access Point; and our industry-first portfolio of 802.11ax capable access points. We also delivered a continuous stream of innovation in our HiveManager cloud platform, including machine learning-based Client 360 and Network 360 as well as Alexa voice integration. These product enhancements strengthen our overall offering and strengthen our position us as an innovator in the space.

We bring to Extreme industry leading Cloud-Management driven by an ISO27001 certified microservices Cloud architecture with Native ML/AI and a near term roadmap that includes ML/AI-driven proactive problem resolution and 3D topology view of the Access Network. Finally, we offer full-stack cloud management at the edge that I believe will be highly complementary to Extreme’s switching business and drive cross sell opportunities.

As an independent company with most of our revenue coming from wireless products and a third of our revenue coming from the Education vertical, we sought larger scale and a broader go to market platform and sales reach. The combination with Extreme will allow us to build scale in a new partner ecosystem, customer base, and internal team that is ripe to embrace Cloud. Ed…

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Back to CEO:

Thanks Dave, with the acquisition of Aerohive, Extreme will be able to offer customers and partners more choices for cloud and on-premises wired and wireless solutions, and an industry-leading solution for cloud-based network management – all from a single vendor and backed by our award-winning, insourced services and support team. Post-acquisition, customers and partners will be able to mix and match a broader array of software, hardware, and services to create networks that support their unique needs, and that can be managed and automated from end-to-end, from the enterprise edge to the cloud, to advance their digital transformation efforts.

As Dave mentioned, many of you may know Aerohive for its strength in the Education market. But the company also has a presence across other verticals such as retail: serving customers such as Abercrombie and Fitch to Pier 1 imports; quick service restaurant chains: such as Chipotle, Chick-Fil-A, Healthcare: where Aerohive is particularly strong in Assisted Living and is used by the top 4 providers and 6 of the top 10 in the U.S; and retail banking: with customers such as PNC and Regions. All in, we believe there are significant cross sell opportunities for us to target longer-term.

Looking at specific verticals where we intersect, we will double our presence in the Higher Education vertical, and increase our share of the K-12 market by 4x from a standalone basis. Specifically, when we look at our combined E-rate filings we will firmly be the #3 networking company in terms of E-rate for CY19. We also believe our K-12 business is highly complementary as Extreme’s E-rate opportunities are largely in switching, while Aerohive’s are in Wireless. We will also be able to double our WLAN market share in the Healthcare vertical and expand our presence in retail and retail banking.

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From a technology perspective, we are excited about Aerohive’s cloud management capabilities. We believe the company’s HiveManager platform can be extended to other areas than Wireless over time, which fits well with our vision of the Autonomous Enterprise to drive more cloud-based software solutions and we plan to invest in this platform. When we look around, many of Aerohive’s competitors are still on first gen or second gen cloud architectures with limited ability to scale to 1M devices users or 10M devices users like Aerohive’s 3rd gen cloud architecture allows. This platform fits perfectly with our strategy to derive more revenue from software applications.

From an engineering standpoint, Aerohive converted their company to a true agile development model. This will drive significant feature velocity for our customers.

From an end market standpoint, Aerohive will help Extreme enter the SD-WAN market as well, expanding our total addressable market by a total of $1B in a market growing nearly 20% per year.

At a time when many of Extreme’s customers and partners are turning toward as-a-service/subscription models to reduce costs and gain efficiencies, Aerohive will expand Extreme’s mix of revenues to approximately 30% from subscription recurring revenue.

To conclude, the combination of Extreme’s end to end software management capabilities along with Aerohive’s Cloud platform will put us in a better competitive positioning in the market against end-to-end vendors.

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Now I will turn the call over to Extreme’s CFO Remi Thomas to review some of the details of the deal:

CFO:

Thank you Ed. As you just heard and have seen in our press release, we will commence a tender offer to acquire all of the outstanding shares of common stock of Aerohive at a price of $4.45 per share in cash, representing an aggregate purchase price of approximately $272 million. Taking into account Aerohive’s net cash balance of $62 million as of the end of first calendar quarter of 2019 – this is equivalent to an enterprise value of a $210 million. Extreme expects to fund the acquisition from a combination of available cash and committed debt financing.

The acquisition is expected to close during Extreme’s fiscal first quarter of 2020 and is subject to certain approvals of Aerohive stockholders, regulatory approvals in the U.S. and Germany, and other customary approvals, along with the tender of the majority of the outstanding shares of Aerohive’s common stock.

As Ed mentioned, one of the key elements of this deal is to drive~30% of Revenue from recurring Services on a pro-forma run-rate basis. However, we also want to note that the portfolio of Aerohive’s $79M deferred revenue balance will be affected by purchase accounting with as much as 30% of the deferred revenue balance not being carried over. Since many of Aerohive’s customers are on 1-year renewal, we expect to build this back up over the next fiscal year on a reported basis. We plan to help investors understand how the impact of purchase accounting is affecting the services revenue we report through the next fiscal year.

We have secured financing for transaction in the form of additional bank debt and from a balance sheet perspective, we expect consolidated Net Debt / EBITDA leverage to remain <3x following this acquisition. We expect to generate strong cash flow from our core and acquired businesses during FY20.

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On a separate note, will be filing an 8-K that details the realignment of our cost structure heading into FY20 as we previously alluded to during our FQ3 earnings conference call to drive efficiency and improve our cost structure. We are taking out approximately $24 to $27 million of annualized operating expenses in connection with the plan to enable us to achieve our targeted mid-teens operating margin exiting FY20. We believe this plan further validates our commitment to achieving the gross and operating margin targets we have committed to on an organic basis, and we expect the acquisition of Aerohive to accelerate our plans to achieve improved financial results. To that end, we will incur charges in the range of $14 - $16 million in total, beginning in the fourth quarter of fiscal 2019 through the second quarter of fiscal 2020, inclusive, on a GAAP basis.

With that, I will now turn it over to the operator to begin the Question and Answer session.

Ed Closing Comment

Thank you to everyone who could join us on the call today and thanks to all the Extreme employees who are listening in for a job well done.

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Additional Information and Where to Find It

The description contained herein is for informational purposes only and is not a recommendation, an offer to buy or the solicitation of an offer to sell any shares of Aerohive’s common stock. The tender offer for the outstanding shares of Aerohive’s common stock described in this report has not commenced. At the time the tender offer is commenced, Extreme will file or cause to be filed a Tender Offer Statement on Schedule TO with the SEC and Aerohive will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Aerohive’s stockholders at no expense to them. In addition, all of those materials (and any other documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements”. Forward-looking statements may be typically identified by such words as “may,” “will,” “could,” “should,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions. These forward-looking statements are subject to known and unknown risks and uncertainties that could cause our actual results to differ materially from the expectations expressed in the forward-looking statements. Although Extreme and Aerohive believe that the expectations reflected in the forward-looking statements are reasonable, any or all of such forward-looking statements may prove to be incorrect. Consequently, no forward-looking statements may be guaranteed and there can be no assurance that the actual results or developments anticipated by such forward looking statements will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Extreme, Aerohive or their respective businesses or operations.

Factors which could cause actual results to differ from those projected or contemplated in any such forward-looking statements include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that Purchaser may not receive sufficient number of shares tendered from Aerohive stockholders to complete the tender offer; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each of Aerohive and Extreme to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Aerohive or Extreme; (5) the ability of Aerohive to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) Extreme’s ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating Aerohive with its existing businesses; and (10) legislative, regulatory and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and

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elsewhere, including the risk factors included in Aerohive’s recent Quarterly Report on Form 10-Q, Extreme’s most recent Quarterly Report on Form 10-Q, and Aerohive’s and Extreme’s more recent reports filed with the SEC. Aerohive and Extreme can give no assurance that the conditions to the transaction will be satisfied. Neither Aerohive nor Extreme or its subsidiaries undertakes any intent or obligation to publicly update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Aerohive is responsible for information in this Current Report on Form 8-K concerning Aerohive, and Extreme is responsible for information in this Current Report on Form 8-K concerning Extreme or its subsidiaries.

Extreme’s Quarterly Report on Form 10-Q filed on May 10, 2019 and other filings with the SEC (which may be obtained for free at the SEC’s website at http://www.sec.gov) discuss some of the important risk factors that may affect Extreme’s business, results of operations and financial condition. Extreme undertakes no intent or obligation to publicly update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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